SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2010

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

EXTRACT FROM THE MINUTES OF THE EXTRAORDINARY BOARD OF
DIRECTORS MEETING OF COMPANHIA SIDERÚRGICA NACIONAL, HELD
ON JANUARY 5, 2010, DRAWN UP IN SUMMARY FORMAT.

Companies Registry (NIRE): 33300011595
Corporate Taxpayers’ ID (CNPJ) 33.042.730/0001 -04

1. Date: January 5, 2010.

2. Time: 3:00 p.m.

3. Venue: Av. Brig. Faria Lima, 3400, 20º andar, in the city and state of São Paulo

4. Attendance: Benjamin Steinbruch (Chairman), Jacks Rabinovich, Antonio Francisco dos Santos, Fernando Perrone, Dionísio Dias Carneiro Netto, Gilberto Sayão da Silva and Yoshiaki Nakano - Board Members; Claudia Maria Sarti - Secretary of the Meeting. This meeting was held through conference call.

5. Agenda: - The Board of Directors (the “Board”) approved, by unanimous vote of attending members and in compliance with the provisions of Article 17, item XXX of the Company’s Bylaws, the acquisition by the Company of a minority interest in the capital stock of Panatlântica S.A. (“Panatlântica”), a publicly-held company with articles of incorporation filed with the Commercial Registry of the state of Rio Grande do Sul under number (NIRE) 43.3.0000227 -6 and holder of Corporate Taxpayers’ ID (CNPJ/MF) 92.693.019/0001 -89, whose object is the industrialization, commercialization, import, export and processing of steel and metals. Said interest is held by LP Aços Comércio e Participações Ltda, holder of Corporate Taxpayers’ ID (CNPJ/MF) 00.585.177/0001 -05 (“LP Aços”). Aforementioned acquisition will comprise (i) the acquisition of 802,069 (eight hundred and two thousand and sixty nine) common shares, representing 9.3963% of Panatlântica’s capital stock, and (ii) the negotiation, signing and/or formalization of any document, contract, agreement or instruments related to this transaction, at the discretion of the Company’s Board of Executive Officers. Immediately thereafter, the Board empowered the Executive Officers of CSN and Mr. Fernando Quintana Merino to perform all acts necessaries to the implementation of the aforesaid acquisition.

This is a free English translation of the original minutes filed at the Company’s Headquarters.

COMPANHIA SIDERÚRGICA NACIONAL

Claudia Maria Sarti
Secretary of the Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 07, 2010

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.